Accelerate Diagnostics, Inc.

3950 South Country Club Road, Suite 470

Tucson, Arizona 85714

December 2, 2013

VIA EDGAR

Russell Mancuso

Jay Mumford

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.
Registration Statement on Form S-3
Filed November 13, 2013
File No. 333-192321

Dear Mr. Mancuso and Mr. Mumford:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated November 26, 2013 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the numbers in our letter correspond to the numbered comments in the Comment Letter.

1.	Footnote 2 to your fee table exceeds the scope of Rule 416. Please revise to reflect the language of that Rule.

Response

Previously on the date of this response letter, the Company filed with the Commission Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-192321) (the “Form S-3 Amendment”). In direct response to the Staff’s comment, the Form S-3 Amendment contains a revised version of footnote 2 to the fee table, which reflects the language of Rule 416. As revised, footnote 2 reads as follows:

“(2) Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement shall also cover any additional shares of the registrant’s securities that become issuable by reason of any stock splits, stock dividends, or similar transactions.”

Russell Mancuso

Jay Mumford

United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2013

2.	It appears from your disclosure on pages 9 and 13 of your prospectus that you may offer guaranties or include additional obligors. Please revise to include these guaranties in the fee table and file an opinion of counsel that covers these securities, or revise your disclosure as appropriate. Also, please tell us why the additional obligors are not included in your filing as registrants.

Response

The Company does not intend to offer guaranties or include additional obligors. The Form S-3 Amendment contains revised disclosure that no longer includes the references noted in the Comment Letter. We have also filed revised forms of Senior Indenture (Exhibit 4.1) and Subordinated Indenture (Exhibit 4.2), in which the corresponding references to guaranties and additional obligors have been deleted.

*****

If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc.